                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                      -----

                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the fiscal year ended December 31, 2005

                                       or

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the transition period from ________ to ________

                                     ------

                          Commission file number 0-6516

                                     ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         DATASCOPE CORP. 401(K) SAVINGS
                        AND SUPPLEMENTAL RETIREMENT PLAN


         B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                 DATASCOPE CORP.
                               14 Philips Parkway
                           Montvale, New Jersey 07645

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                                FINANCIAL REPORT

                           DECEMBER 31, 2005 AND 2004

                              REQUIRED INFORMATION


Item 1.  See Item 4.

Item 2.  See Item 4.

Item 3.  See Item 4.

Item 4. In lieu of the requirements of Items 1-3 above, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan"), which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), hereby files financial statements and schedules for the Plan for the fiscal period ended December 31, 2005. The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



                                    CONTENTS

                                                                                        Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                  1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits
         as of December 31, 2005 and 2004                                                2

     Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 2005                                   3

     Notes to Financial Statements                                                     4-8

SUPPLEMENTAL SCHEDULE:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
         December 31, 2005                                                               9

The Plan Administrator
Datascope Corp. 401(k) Savings and
Supplemental Retirement Plan
14 Philips Parkway
Montvale, NJ  07645


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.

The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          SMOLIN, LUPIN & CO., LLC
                                          Red Bank, New Jersey

June 15, 2006

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2005 AND 2004


                                                                              2005               2004
                                                                         ---------------     --------------
ASSETS:

     Investments, Including Participant Loans of
       $1,533,017 and $1,580,551, Respectively                             $78,578,750          $72,778,696
                                                                           -----------          -----------


RECEIVABLES:

     Participants' Contributions                                               372,748              345,847
     Employer's Contributions                                                  238,937              240,955
     Loan Repayments                                                            46,627               49,555
     Dividends                                                                   6,985                   --
                                                                           -----------          -----------

                TOTAL RECEIVABLES                                              665,297              636,357
                                                                           -----------          -----------


NET ASSETS AVAILABLE FOR BENEFITS                                          $79,244,047          $73,415,053
                                                                           ===========          ===========













See notes to financial statements.

                                     DATASCOPE CORP.
                     401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          FOR THE YEAR ENDED DECEMBER 31, 2005




ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Net Investment Income                                                                      $    3,228,151

Contributions:
     Participants                                                           6,239,281
     Employer                                                               1,719,444
     Employee Rollover                                                        349,777           8,308,502
                                                                        --------------     ---------------

                TOTAL ADDITIONS                                                                11,536,653


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefits Paid to Participants                                          5,696,781
     Administrative Expenses                                                   10,878
                                                                        --------------

                TOTAL DEDUCTIONS                                                                5,707,659
                                                                                           ---------------


NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                               5,828,994


NET ASSETS AVAILABLE FOR BENEFITS - Beginning                                                  73,415,053
                                                                                           ---------------


NET ASSETS AVAILABLE FOR BENEFITS - Ending                                                 $   79,244,047
                                                                                           ===============



See notes to financial statements.

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 1 - DESCRIPTION OF PLAN:

         The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         A. GENERAL:

            The Plan is a defined contribution plan that covers all eligible employees. The Plan was established by Datascope Corp. (the "Company") to provide retirement income to its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         B. ELIGIBILITY:

            Each employee of the Company who is classified as a full-time employee shall be eligible to participate in the Plan commencing on the first day of the calendar month following 30 days of continuous employment. All other employees of the Company shall be eligible to participate in the Plan after one year of service and 1,000 or more hours of service. Participating employees are eligible for a matching contribution after one year of service. A minimum age of twenty-one is required to become an active member.

         C. CONTRIBUTIONS:

            Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 50%, subject to certain IRS limitations. For the year ended December 31, 2005 the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year are at the sole discretion of the Board of Directors. Contributions are subject to certain limitations.

            The Plan allows for catch-up contributions whereby participants age 50 and over may contribute to the Plan additional amounts above the IRS dollar limits for the year. The maximum catch-up contribution for 2005 is $4,000 and will increase to $5,000 in 2006. After 2006 the catch-up contribution limit will be subject to cost-of-living increases.

         D. PARTICIPANT ACCOUNTS:

            Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and
            (b) plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant directs the investment of his or her entire account. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Such forfeited amounts that were used to reduce Company contributions during 2005 were $142,935.

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 1 - DESCRIPTION OF PLAN: (Continued)

         E. VESTING:

            Participants are immediately 100% vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

                                                                  VESTED
                        YEARS OF SERVICE                        PERCENTAGE
                        ----------------                        ----------
                   Less than 2 years                                 0%
                   After 2 years, but less than 3                   25%
                   After 3 years, but less than 4                   50%
                   After 4 years, but less than 5                   75%
                   After 5 or more years                           100%

         F. PARTICIPANT LOANS:

            Participants may borrow from their vested accrued benefit a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

            The loans are secured by the participant's vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of five years or less are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 2005 bear interest at rates of 5% to 9.75% and mature between January 2006 and August 2019. Outstanding loans as of December 31, 2004, bear interest at rates of 5% to 10.5% and mature between January 2005 and August 2019.

         G. PAYMENT OF BENEFITS:

            The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. For participants with account balances that exceed $5,000, the participant may choose to either withdraw their balance or continue to maintain the balance in the Plan up to age 65.

            A participant with a balance greater than $1,000, but below $5,000 can elect a rollover or receive the distribution directly. Effective for distributions after March 2005, if the participant does not make an election, then the distribution will be paid in a direct rollover to an individual retirement plan (an "IRA") designated by the Benefits Committee. The participant's rollover may be reduced by any reasonable costs to establish such account.

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         A. BASIS OF ACCOUNTING:

            The financial statements of the Plan are prepared using the accrual method of accounting.

         B. USE OF ESTIMATES:

            The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, additions to and deductions from net assets. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

         C. INVESTMENT VALUATION AND INCOME RECOGNITION:

            The Plan's investments, which consist of mutual funds, Datascope Corp. common stock, and an interest income option, are stated at fair values, except for the interest income option, which is stated at guaranteed value, as reported to the Plan by the Plan's trustee, New York Life Insurance Company ("New York Life"). New York Life guarantees principal and accumulated interest on the interest income option. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year end. The interest income option, which is invested predominately in the New York Life Insurance Company Anchor Account and various negotiated investment contracts, is a pooled separate account.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

         D. PAYMENT OF BENEFITS:

            Benefits are recorded when paid.

         E. PAYMENT OF ADMINISTRATIVE EXPENSES:

            It is expected that the Company will provide direct payment of certain administrative expenses of the Plan.

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 3 - INVESTMENTS:

         The following investments represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

                                                           2005         2004
                                                           ----         ----
         Mainstay S&P 500 Index Fund I                       -         7,432,284
         American Century Income & Growth Fund               -        10,992,253
         Fidelity Magellan Fund                              -        12,763,210
         Janus Twenty Fund                               7,385,382     8,059,800
         Datascope Corp. Stock Fund                          -         4,054,934
         Franklin Small Mid-Cap Growth Fund I                -         5,763,184
         New York Life Insurance Company
           Anchor Account                               17,271,030    16,064,735
         Mainstay Indexed Bond Fund I                        -         4,546,214
         PIMCO Total Return Fund (Admin)                 5,520,571        -
         Barclays Equity Index Fund G                   18,159,769        -
         TCW Galileo Dividend Focused Fund N             9,718,453        -
         Baron Small Cap Fund                            5,308,507        -

         Investment income (loss) for 2005 is as follows:

                                                           2005
                                                           ----
         Interest - Participant Loans                   $   85,788
         Interest - Datascope Corp. Stock Fund               4,359
         Interest - Interest Income Option                 627,337
         Dividend Income - Datascope Corp.
           Stock Fund                                      127,844
         Dividend Income and Capital Gains -
           Mutual Funds                                  1,058,818
         Net appreciation - Mutual Funds                 1,919,417
         Net depreciation - Datascope Corp.
           Stock Fund                                     (595,412)
                                                        ----------

         TOTAL INVESTMENT INCOME, NET                   $3,228,151
                                                        ==========

         All earnings related to the New York Life Insurance Company Anchor Account are reflected as interest income.


NOTE 4 - PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Schedule H of Form 5500:

                                                          2005          2004
                                                          ----          ----
         NET ASSETS AVAILABLE FOR BENEFITS:
         Per the Financial Statements                 $79,244,047   $73,415,053
         Less:  Contributions Receivable                 (611,685)     (586,802)
         Less:  Dividends Receivable                       (6,985)           -
                                                      -----------   -----------

         NET ASSETS AVAILABLE FOR BENEFITS PER
           SCHEDULE H OF FORM 5500                    $78,625,377   $72,828,251
                                                      ===========   ===========

         The following is a reconciliation of additions to assets attributed to contributions per the financial statements to Schedule H of Form 5500, for the year ended December 31, 2005:

         2005 ADDITIONS TO NET ASSETS ATTRIBUTED TO CONTRIBUTIONS:
         Per the Financial Statements                               $ 8,308,502
         Less:  Contributions Receivable at December 31, 2005          (611,685)
         Add:  Contributions Receivable at December 31, 2004            586,802
                                                                    -----------

         TOTAL CONTRIBUTIONS INCOME PER SCHEDULE H OF FORM 5500     $ 8,283,619
                                                                    ===========


NOTE 6 - TAX STATUS OF PLAN:

         In connection with new laws and regulations enacted, the Company amended and restated the Plan through February 13, 2002. The Internal Revenue Service has determined and informed the Company by letter dated July 26, 2002, that the Plan and related amendments qualifies for tax-exempt status under the applicable sections of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is their belief that the Plan and the related trust maintained their tax exempt status as of the date of the financial statements.


NOTE 7 - RELATED-PARTY TRANSACTIONS:

         A certain plan investment is a pooled separate account managed by New York Life. New York Life is the trustee as defined by the Plan and therefore, transactions with respect to these investments qualify as party-in-interest transactions. In addition, certain plan investments are shares of Datascope Corp. common stock. Datascope Corp. is the sponsor of the Plan and therefore transactions with respect to Datascope Corp. common stock also qualify as party-in-interest transactions.

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                               EIN NO. 13-2529596
                                  PLAN NO. 002
                                  FORM NO. 5500

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2005


                                                                            (C) DESCRIPTION OF INVESTMENT,
  (A) PARTY                                                                 INCLUDING MATURITY DATE, RATE
     IN              (B) IDENTITY OF ISSUE, BORROWER, LESSOR OR                OF INTEREST, COLLATERAL,          (E) CURRENT
  INTEREST                         SIMILAR PARTY                                PAR OR MATURITY VALUE               VALUE
-------------- -------------------------------------------------------- --------------------------------------- --------------
      *        New York Life Insurance Company Anchor Account           17,271,030 Shares, Par Value $1,           $17,271,030
                                                                        No Collateral or Maturity Value
               PIMCO Total Return Fund (Admin)                          525,769 Shares, No Collateral                5,520,571
                                                                        or Maturity Value
               Barclays Equity Index Fund G                             1,536,360 Shares, No Collateral             18,159,769
                                                                        or Maturity Value
               TCW Galileo Dividend Focused Fund N                      838,521 Shares, No Collateral                9,718,453
                                                                        or Maturity Value
               BGI Russell 1000 Growth Index Fund S                     23,025 Shares, No Collateral                   361,267
                                                                        or Maturity Value
               BGI Russell 1000 Value Index Fund S                      96,409 Shares, No Collateral                 1,730,548
                                                                        or Maturity Value
               BGI Russell 2000 Growth Fund (0)                         26,041 Shares, No Collateral                   324,210
                                                                           or Maturity Value
               BGI Russell 2000 Value Fund (0)                          99,438 Shares, No Collateral                 1,613,880
                                                                        or Maturity Value
               Baron Small Cap Fund                                     229,111 Shares, No Collateral                5,308,507
                                                                        or Maturity Value
               Janus Twenty Fund                                        150,969 Shares, No Collateral                7,385,382
                                                                        or Maturity Value
               RS Partners Fund                                         83,764 Shares, No Collateral                 2,765,064
                                                                        or Maturity Value
               Dodge and Cox International Stock Fund                   95,745 Shares, No Collateral                 3,353,952
                                                                        or Maturity Value
      *        Datascope Corp. Stock Fund                               101,503 Shares Datascope Corp.               3,533,100
                                                                        Common Stock, $178,426 Cash
                                                                        Reserves Fund
               Participants' Loans, maturing January 2006
               through August 2019                                      Interest Rates from 5.00% to 9.75%           1,533,017
                                                                                                                   -----------

                         TOTAL                                                                                     $78,578,750
                                                                                                                   ===========


Information with respect to column (d) "Cost" is not included because the investments are participant directed under an individual account plan.

* Indicates party-in-interest to the Plan


See report of independent registered public accounting firm.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    DATASCOPE CORP. 401(K) SAVINGS
                                    AND SUPPLEMENTAL RETIREMENT
                                    PLAN


June 27, 2006                       /s/ Scott D. Kantor
                                    ------------------------------------------
                                    Scott D. Kantor
                                    Member, Datascope Corp. Benefits Committee

June 27, 2006                       /s/ James Cooper
                                    ------------------------------------------
                                    James Cooper
                                    Member, Datascope Corp. Benefits Committee

June 27, 2006                       /s/ Fred Adelman
                                    ------------------------------------------
                                    Fred Adelman
                                    Member, Datascope Corp. Benefits Committee

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                           ANNUAL REPORT ON FORM 11-K

                                  EXHIBIT INDEX


         Exhibit
         -------

            1            Consent of Smolin, Lupin & Co., LLC